SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                            FORM 8-A

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
            PURSUANT TO SECTION 12(B) OR 12(G) OF THE
                 SECURITIES EXCHANGE ACT OF 1934

                       ATHEROGENICS, INC.
     (Exact name of registrant as specified in its charter)

      Georgia                              58-2108232
 (State of Incorporation)              (I.R.S. Employer
                                      Identification No.)

                      8995 Westside Parkway
                    Alpharetta, Georgia 30004
  (Address of principal executive offices, including zip code)

     If this form relates to       If this form relates to
     the registration of a         the registration of a
     class of securities           class of securities
     pursuant to Section           pursuant to Section
     12(b) of the Exchange         12(g) of the Exchange
     Act and is effective          Act and is effective
     pursuant to General           pursuant to General
     Instruction A.(c),            Instruction A.(d),
     please check the              please check the
     following box. :              following box. :  X

Securities  Act registration statement file number to which  this
form relates:    Not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class        Name of each exchange on which
     to  be so registered       each class is to  be registered

        None                                None

Securities to be registered pursuant to Section 12(g) of the Act:

                  Common Stock Purchase Rights
                        (Title of class)



Item 1.     Description of Registrant's Securities to be
	    Registered.

     On November 9, 2001, the Board of Directors of AtheroGenics declared a dividend distribution of one "Right" for each outstanding share of common stock to shareholders of record as of the close of business on November 19, 2001 (the "Record Date"). Each "Right" includes an "Initial Right" and "Subsequent Rights," each of which entitles the registered holder to purchase from AtheroGenics a number of shares of common stock equal to eight shares of common stock multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding on the "Initial Stock Acquisition Date" in the case of the Initial Rights and a "Subsequent Stock Acquisition Date" in the case of Subsequent Rights, and the denominator of which is the number of shares of common stock outstanding on the respective Stock Acquisition Date that are not beneficially owned by an "Acquiring Person" or its affiliates or associates. The purchase price for each share of common stock is 20% of Current Market Price for such stock, measured as of the respective Stock Acquisition Date. The description and terms of the Rights are set forth in a Rights Agreement between AtheroGenics and American Stock Transfer & Trust Company, as Rights Agent dated as of November 9, 2001.

     The summary description of the Rights set out below does not purport to be complete, and is qualified in its entirety by reference to the Rights Agreement, as it may be amended from time to time, which is attached hereto as an exhibit and incorporated herein by reference.

     Until the Rights are triggered, they are evidenced by the certificates representing the shares of AtheroGenics common stock. Initial Rights are triggered upon the earlier to occur of
(i) 10 business days following a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of AtheroGenics common stock, (ii) 10 business days following the date on which the Board of Directors first learns that such a person or group has acquired beneficial ownership of 15% or more of the outstanding common stock, or (iii) 10 business days following the commencement of a tender offer or an exchange offer that would result in a person or group beneficially owning 15% or more of such outstanding shares of common stock (the earlier of such dates being called the "Initial Distribution Date"). Subsequent Rights are triggered after a previous Distribution Date upon the earlier to occur of (i) 10 business days following a public announcement that a person or a group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding shares of AtheroGenics common stock, (ii) 10 business days following the date on which the Board of Directors first learns that such a person or group has acquired beneficial ownership of 15% or more of the outstanding common stock, (iii) 10 business days following the commencement of a new tender offer or exchange offer that would result in such a person or group beneficially owning 15% or more of such outstanding shares of common stock, or (iv) 10 business days following the date upon which a person or a group of affiliated or associated persons who previously had acquired and still retains beneficial ownership of 15% or more of the outstanding shares of common stock of AtheroGenics acquires an additional 10% or more of the outstanding shares of common stock (the earlier of such dates being called a "Subsequent Distribution Date"). Subsequent Rights can be triggered any number of times following previous Distribution Dates and prior to the redemption of the Rights. The person or group triggering the Subsequent Rights need not be the same person or group who triggered the previous Rights. Any person who is the beneficial owner or 17% or more of our common stock on the Record Date, however, will not be deemed an Acquiring Person and therefore will not trigger the Rights unless that person subsequently becomes the beneficial owner of an aggregate of 20% or more of our common stock.

     Until the Initial Distribution Date, (i) the Rights will be evidenced by the common stock certificates and will be transferred only with such common stock certificates, (ii) new common stock certificates issued after November 19, 2001 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for common stock will also constitute the transfer of the Rights associated with the common stock represented by such certificate. Following the Initial Distribution Date and until a Subsequent Distribution Date, (i) Subsequent Rights will be evidenced by the common stock certificates and by previously issued Rights Certificates with respect to those Rights that remain unexercised at a Subsequent Distribution Date, and will be transferred only with such common stock certificates or previously issued Rights Certificates, (ii) new common stock certificates issued after November 19, 2001 will contain a notation incorporating the Rights Agreement by reference and
(iii) the surrender for transfer of any certificates for common stock or previously issued Rights Certificates will also constitute the transfer of the Rights associated with the common stock represented by such certificate or with that previously issued Rights Certificate.

     The Rights are not exercisable until the Initial Stock
Acquisition Date in the case of the Initial Rights and a Subsequent Stock Acquisition Date in the case of Subsequent
Rights. The Rights will expire at the close of business on November 8, 2011, unless earlier redeemed by the Board as described below.

     As soon as practicable after the respective Distribution Date, we will mail Rights Certificates evidencing the Initial Rights or the Subsequent Rights, as the case may be, to holders of record of the common stock, and, in the case of Subsequent Rights, holders of record of unexercised previously issued Rights Certificates, as of the close of business on the respective Distribution Date. Thereafter, the separate Rights Certificates alone will represent the respective Rights. Except as otherwise determined by the Board of Directors, only shares of common stock issued prior to the respective Distribution Date will be issued with Rights, provided, however, that Subsequent Rights also will be issued with the shares of common stock issuable upon exercise of Rights evidenced by previously issued Rights Certificates. These Subsequent Rights may not be exercised until the previous Rights are exercised.

     If at any time a person causes an Initial Stock Acquisition Date or a Subsequent Stock Acquisition Date to occur (the "Acquiring Person"), following the close of business on the tenth business day after the respective Stock Acquisition Date each holder of a Right will thereafter have the right to receive, upon exercise, a number of shares of common stock equal to eight shares of common stock multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding on the Stock Acquisition Date, and the denominator of which is the number of shares of common stock outstanding on the Stock Acquisition Date that are not beneficially owned by the Acquiring Person or its affiliates or associates. The price for the exercise of each Right shall be equal to (x) 20% of the Current Market Price of the common stock on the Stock Acquisition Date, multiplied by (y) the number of shares of common stock to be received upon exercise. Notwithstanding any of the foregoing, following the occurrence of any event which causes a Stock Acquisition Date, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.

     In the event that, at any time following the respective Stock Acquisition Date, (i) we are acquired in a merger or other business combination in which we are not the surviving corporation, or (ii) all of our shares are acquired in a share exchange or we engage in a merger or consolidation in which all or part of our outstanding shares of common stock are changed into or exchanged for stock, other securities or assets of any other person or (iii) 50% or more of our assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) will thereafter have the right to receive, upon exercise, a number of shares of common stock of the acquiring company equal to the product of eight times the result obtained by dividing the current market price of our common stock by the current market price of the common stock of the acquiring corporation or, if such stock is not traded in public markets, of its parent corporation, multiplied by a fraction, the numerator of which is the number of shares of common stock outstanding on the Stock Acquisition Date with respect to the exercised Right and the denominator of which is the number of shares of common stock not owned by the Acquiring Person or its affiliates or associates. The purchase price will be calculated on the same basis as if the Rights holder were exercising a Right to purchase our common stock at that time.

     With certain exceptions, the Rights Agreement does not require an adjustment in the purchase price until cumulative adjustments amount to at least 1% of the purchase price. We will not issue any fractional Rights, and, in lieu thereof, we will make an adjustment in cash based on the market price of the Rights on the last trading date prior to the date of adjustment. We will not issue fractional shares upon exercise of the Rights, and, in lieu thereof, we will make an adjustment in cash based on the market price of the common stock on the last trading date prior to the date of exercise.

     In general, the Board of Directors may redeem the Initial Rights or the Subsequent Rights, at a price of $.0001 per Right, at any time before the close of business on the tenth business day following a respective Stock Acquisition Date with respect to the Rights (subject to extension under certain circumstances). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the holders of Rights to be redeemed will only be entitled to receive the $.0001 per Right redemption price.

     Until a Right is exercised, the holder of that Right, as such, will have no rights as a shareholder of AtheroGenics, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to AtheroGenics, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for our common stock (or other consideration) or for common stock of an acquiring company as set forth above.

     The Board of Directors may amend the provisions of the Rights Agreement prior to the close of business on the tenth business day following the Initial Stock Acquisition Date, in the case of the Initial Rights, and a Subsequent Stock Acquisition Date, in the case of Subsequent Rights. After such dates, the Board of Directors may amend the provisions of the Rights Agreement in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights, or to shorten or lengthen any time period under the Rights Agreement. However, the Board may not amend the Rights Agreement to adjust the time period governing redemption at any time that the Rights are not redeemable.

     As of the close of business on November 9, 2001, 27,793,173 shares of our common stock were outstanding, and options and warrants to purchase an aggregate of 3,191,950 shares of our common stock were outstanding.

     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire AtheroGenics in a manner which causes the Rights to become exercisable, unless the Board first approves the terms of an offer for all shares and redeems the Rights. The Rights, however, should not affect any prospective offeror willing to negotiate with the Board or willing to make an offer at a fair price and otherwise in the best interests of AtheroGenics and its shareholders, as determined by the Board. The Rights should not interfere with any merger or other business combination approved by the Board since the Board may, at its option, before the merger or business combination, redeem all, but not less than all, of the then-outstanding Rights at the redemption price or amend the Rights Agreement to permit the transaction.

Item 2.     Exhibits.

     The following exhibits are incorporated by reference to a prior filing as indicated:

Exhibit No.         Description

     1 Rights Agreement dated as of November 9,2001 between AtheroGenic, Inc. and American Stock Transfer & Trust Company, as Rights Agent (incorporated by reference to the AtheroGenics, Inc.'s Current Report on Form 8-K dated November 9, 2001, as filed with the Securities and Exchange Commission on November 19, 2001).

                            SIGNATURE


Pursuant to the requirements of Section 12 of the Securities
Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

 Dated:  November 19, 2001.


                              AtheroGenics, Inc.



                              By:  /s/ MARK P. COLONNESE
                                   Mark P. Colonnese
                                   Vice President, Finance and
				   Administration
                                   Chief Financial Officer and
				   Secretary